FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Amendment No. 1 to the Report on Form 6-K of Top Ships Inc. (the "Company") originally furnished to the U.S. Securities and Exchange Commission on August 7, 2014 (the "Original Form 6-K") is being furnished solely to amend and restate the financial results for the second quarter and first half of 2014 announced in the press release attached to the Original Form 6-K as Exhibit 99.1.

The Company has revised its classification of the warrants issued on June 11, 2014 and outstanding as at June 30, 2014. The Company's preliminary view taken on the presentation of these warrants was to account for the warrants as equity instruments. In connection with issuing the Company's interim condensed financial statements for the period ended June 30, 2014 and the review procedures performed by the Company's auditors, it was deemed appropriate to revisit the preliminary view and to revise the classification of these warrants from equity into a liability that is adjusted to fair value each period through earnings. The effect on the Company's previously announced financial information can be summarized as follows:

Financial position as at June 30, 2014:
•	Increase in the non-current liabilities of financial instrument by $7.2 million
•	Decrease in additional paid in capital by $6.5 million
•	Increase in accumulated deficit by $0.7 million

Result of operations for the three and six months ended June 30, 2014:
•	Increase in net loss on financial instruments and net loss by $0.7 million

Earnings per Share for the three and six months ended June 30, 2014:
•	Six months ended June 30, 2014:
•	Decrease in basic EPS from $0.04/share to ($0.06)/share
•	Decrease in diluted EPS from $0.02/share to ($0.06)/share
•	Three months ended June 30, 2014:
•	Decrease in basic EPS from $0.02/share to ($0.04)/share
•	Decrease in diluted EPS from $0.02 /share to ($0.04)/share
As the loss incurred on recognizing the change in fair value of the warrants represent a non-cash item, there is no effect on the previously announced cash flow from operations.

The following table presents the Company's current fleet and employment profile:
Name	Deadweight	Exposed Delivery	Charterer	Charter Duration	Gross Rate fixed period/optionss

M/T Eships Taweelah	50.000	Delivered June 2014	Stena Weco A/S	3+1+1 years	$16,200 / $17,200 / $18,000
Hull No S407 (tbn Ecomaxx)	50.000	Q1 2015	Stena Weco A/S	3+1+1 years	$16,200 / $17,200 / $18,000
Hull No S418 (tbn Ecofleet)	39.000	Q3 2015	BP Shipping Ltd UK	3+1+1 years	$15,200 / $16,000 / $16,750
Hull No S419 (tbn Eco Revolution)	39.000	Q1 2016	BP Shipping Ltd UK	3+1+1 years	$15,200 / $16,000 / $16,750
Hull No S414 (tbn Ecotank)	50.000	Q2 2016	Stena Weco A/S	3+1+1 years	$16,200 / $17,200 / $18,000
Hull No S417 (tbn Ecoship)	50.000	Q3 2016	DS Norden A/S	5+1+1 years	$16,800 / $17,600 / $18,400

Outstanding Indebtedness
As of June 30, 2014, the Company had total indebtedness under senior secured and unsecured credit facilities with its lenders of $20.1 million maturing in 2024.

The following tables reflect the Company's amended and restated financial results for the second quarter and first half of 2014.

TOP SHIPS INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Expressed in thousands of U.S. Dollars - except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
REVENUES:

Revenues	$6,763	$170	$14,237	$619

EXPENSES:

Voyage expenses	197	5	393	11
Vessel operating expenses	41	30	41	30
Vessel depreciation	2,022	39	4,043	39
Management fees-related parties	144	10	302	43
Other operational income	-	(361)	-	(361)
General and administrative expenses	654	191	1,085	535

Operating income	3,705	256	8,373	322

OTHER INCOME (EXPENSES):

Interest and finance costs	(2,127)	(57)	(4,039)	(101)
Net loss on financial instruments	9	(680)	(60)	(680)
Interest income	25	12	54	49
Other, net	148	-	158	(5)

Total other expenses, net	(1,945)	(725)	(3,887)	(737)

Net income / (loss) and comprehensive income / (loss)	$1,760	$(469)	$4,486	$(415)

Earnings / (loss) per common share, basic and diluted	$0.72	$(0.04)	$1.84	$(0.06)

Weighted average common shares outstanding, basic	2,434,683	10,463,900	2,432,907	6,867,971

Weighted average common shares outstanding, diluted	2,435,754	10,463,900	2,433,978	6,867,971

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND JUNE 30, 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2013	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,706	13,643
Due from related parties	-	239
Inventories	-	390
Advances to various creditors	38	41
Prepayments and other	518	596
Total current assets	10,262	14,909

FIXED ASSETS:
Advances for vessels acquisitions / under construction	14,400	22,301
Vessels, net	-	38,919
Other fixed assets, net	1,467	1,403
Total fixed assets	15,867	62,623

OTHER NON CURRENT ASSETS:
Restricted cash	1,739	1,294
Total assets	27,868	78,826

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	-	1,386
Current portion of financial instruments	1,135	1,134
Due to related parties	807	597
Accounts payable	2,082	2,007
Accrued liabilities	4,581	5,272
Total current liabilities	8,605	10,396

NON-CURRENT LIABILITIES:
Long-term debt	-	18,549
Financial instruments	562	7,157
Other non-current liabilities	3,906	3,506

Total non-current liabilities	4,468	29,212
COMMITMENTS AND CONTINGENCIES

Total liabilities	13,073	39,608

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,469,648,and 18,969,989 shares issued and outstanding at December 31, 2013 and June 30, 2014	25	190
Additional paid-in capital	293,453	318,126
Accumulated deficit	(278,683)	(279,098)
Total stockholders' equity	14,795	39,218
Total liabilities and stockholders' equity	27,868	78,826

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2014
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2013	2014
Cash Flows provided by / (used in) Operating Activities:
Net income	4,486	(415)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation of fixed assets including vessels and amortization of deferred financing fees	5,154	98
Translation gain of foreign currency denominated loan and unrealized foreign exchange differences	(29)	5
Stock-based compensation expense	88	-
Change in fair value of financial instruments	(1,387)	116
Loss on sale of other fixed assets	2	5
Gain on sale of vessels	(14)	-
(Increase) Decrease in:
Trade accounts receivable	(674)	-
Inventories	-	(390)
Due from related parties	-	(239)
Advances to various creditors	(1)	(3)
Prepayments and other	159	(78)
Increase (Decrease) in:
Due to related Parties	(568)	(798)
Accounts payable	164	(858)
Other non-current liabilities	(400)	(400)
Accrued liabilities	94	191
Unearned revenue	18	-

Net Cash provided by / (used in) Operating Activities	7,092	(2,766)

Cash Flows provided by / (used in) Investing Activities:
Net proceeds from sale of vessels	25,214	-
Advances for vessel acquisitions / under construction	-	(33,707)
Decrease in restricted cash	733	445
Net proceeds from sale of other fixed assets	50	-

Net Cash provided by / (used in) Investing Activities	25,997	(33,262)

Cash Flows (used in) / provided by Financing Activities:
Principal payments of debt	(7,676)	-
Prepayment of debt	(24,364)	-
Payment of financing costs	(1,049)	(151)
Proceeds from long-term debt	-	20,125
Proceeds from the issuance of common shares, net	-	19,991

Net Cash (used in) / provided by Financing Activities	(33,089)	39,965

Net increase in cash and cash equivalents	-	3,937

Cash and cash equivalents at beginning of period	-	9,706

Cash and cash equivalents at end of period	-	13,643

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
                                    (registrant)

Dated: August 14, 2014	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer